UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

NOTICE TO SHAREHOLDERS

Declaration and payment of Interest on Equity

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the Board of Executive Officers’ proposal, ad referendum of the General Annual Meeting to be held on 2022, for distribution of: I) Interim Dividends, pursuant to the Article 37, item II, of the Company's Bylaws, corresponding to R$2,800,000,000.00 (two billion and eight hundred million reais) calculated based on the balance sheet of March 31, 2021; and (II) Interim Dividends, pursuant to the Article 37, item III, of the Company's Bylaws, corresponding to R$ 200,000,000.00 (two hundred million reais) from the Dividend Equalization Reserve of the Company based on the balance sheet of December 31, 2020, for a total amount of Dividends of R$ 3,000,000,000.00 (three billion reais).

Shares	Dividends (amount per share)
ON (Common)	R$ 0.382980827307300000
PN (Preferred)	R$ 0.421278910033900000
Unit(*)	R$ 0.804259737341200000

(*) One (1) Unit is comprised of 1 (one) Common Share and 1 (one) Preferred Share

The shareholders entitled for the Dividends approved will be the ones registered in the Company’s books at the end of May 7th, 2021 (including). Therefore, as of May 10th, 2021 (including) the Company’s shares shall be traded “Ex-Dividends”.

The Dividends approved will be paid as of June 2nd, 2021 and fully considered within the amount of mandatory dividends to be distributed by the Company for year 2021, without any compensation as monetary indexation.

Regarding holders of the Company’s American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE, the payment will be carried out by The Bank of New York Mellon, depositary bank of the ADRs.

Information regarding the US Record Date, payment date, or any further information may be obtained at www.adrbnymellon.com.

São Paulo, April 27th, 2021.

Angel Santodomingo

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 27, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer